UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

KLR Energy Acquisition Corp.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

49877M108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49877M108
1.	Names of Reporting Persons KLR Energy Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,856,330 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,856,330 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,330 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 18.1%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. These shares are the Issuer’s Class F Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-209041). KLR Energy Sponsor, LLC is controlled by its managing member KLR Group Investments, LLC, which is 100% owned by KLR Group Holdings, LLC. Edward Kovalik is the managing member of KLR Group Holdings, LLC.

(2)	Excludes 7,863,150 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 8,185,320 shares of Class A Common Stock and 2,046,330 shares of Class F Common Stock that were outstanding as of November 9, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No. 49877M108
1.	Names of Reporting Persons KLR Group Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,856,330 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,856,330 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,330 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 18.1%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. These shares are the Issuer’s Class F Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-209041). KLR Energy Sponsor, LLC is controlled by its managing member KLR Group Investments, LLC, which is 100% owned by KLR Group Holdings, LLC. Edward Kovalik is the managing member of KLR Group Holdings, LLC.

(2)	Excludes 7,863,150 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 8,185,320 shares of Class A Common Stock and 2,046,330 shares of Class F Common Stock that were outstanding as of November 9, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No. 49877M108
1.	Names of Reporting Persons KLR Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,856,330 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,856,330 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,330 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 18.1%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. These shares are the Issuer’s Class F Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-209041). KLR Energy Sponsor, LLC is controlled by its managing member KLR Group Investments, LLC, which is 100% owned by KLR Group Holdings, LLC. Edward Kovalik is the managing member of KLR Group Holdings, LLC.

(2)	Excludes 7,863,150 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 8,185,320 shares of Class A Common Stock and 2,046,330 shares of Class F Common Stock that were outstanding as of November 9, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No. 49877M108
1.	Names of Reporting Persons Edward Kovalik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,856,330 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,856,330 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,330 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 18.1%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s Class F Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-209041). KLR Energy Sponsor, LLC is controlled by its managing member KLR Group Investments, LLC, which is 100% owned by KLR Group Holdings, LLC. Edward Kovalik is the managing member of KLR Group Holdings, LLC.

(2)	Excludes 7,863,150 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 8,185,320 shares of Class A Common Stock and 2,046,330 shares of Class F Common Stock that were outstanding as of November 9, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

Item 1(a).	Name of Issuer

KLR Energy Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

811 Main Street, 18th Floor Houston, TX 77002

Item 2(a).	Names of Persons Filing

KLR Energy Sponsor, LLC, KLR Group Investments, LLC, KLR Group Holdings, LLC and Edward Kovalik (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

811 Main Street, 18th Floor Houston, TX 77002

Item 2(c).	Citizenship

KLR Energy Sponsor, LLC is a limited liability company formed in Delaware. KLR Group Investments, LLC and KLR Group Holdings, LLC are limited liability companies formed in Nevada. Edward Kovalik is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

49877M108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2016, the Reporting Persons may be deemed to beneficially own 1,856,330 shares of the Issuer’s Class F Common Stock, representing 18.1% of the total Class A and Class F Common Stock issued and outstanding. The Class F Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-209041). The percentage of Class F Common Stock held by the Reporting Persons is based upon the 8,185,320 shares of Class A Common Stock and 2,046,330 shares of Class F Common Stock that were outstanding as of November 9, 2016 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

KLR Energy Sponsor, LLC is controlled by its managing member KLR Group Investments, LLC, which is 100% owned by KLR Group Holdings, LLC. Edward Kovalik is the managing member of KLR Group Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2017

KLR ENERGY SPONSOR, LLC,
a Delaware limited liability company

By: KLR Group Investments, LLC, its Managing Member

By:	/s/ Gregory Dow
Name:	Gregory Dow
Title:	Chief Operating Officer

KLR GROUP INVESTMENTS, LLC,
a Nevada limited liability company

By: KLR Group Holdings, LLC, its Managing Member

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Managing Member

KLR GROUP HOLDINGS, LLC,
a Nevada limited liability company

By:	/s/Edward Kovalik
Name:	Edward Kovalik
Title:	Managing Member

/s/ Edward Kovalik
Edward Kovalik